UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

NATIONAL HOLDINGS CORPORATION
(Name of Issuer)

Common Stock
(Title of Class of Securities)

636375107
(CUSIP Number)

Christopher C. Dewey
c/o National Holdings Corporation
120 Broadway, 27th Floor
New York, New York 10271
(212) 417-8000
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

June 4, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box .

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
(Amendment No. _)

CUSIP NO. 636375 10 7
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Christopher C. Dewey
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP (a) (b) X*
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,043,174**
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,043,174**
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,043,174**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.82%***
14	TYPE OF REPORTING PERSON IN

* The reporting person expressly disclaims (i) the existence of any group and (ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.
** This amount includes 220,000 shares issuable upon exercise of fully-vested stock options or those vesting within 60 days of this report, 450,000 shares issuable upon exercise of fully-vest warrants and 373,174 shares of Common Stock.  Does not include an aggregate of 25,000 shares of Common Stock held by the reporting person’s daughters.
*** Calculated after including the above referenced shares of Common Stock issuable upon exercise of fully-vested stock options in the numerator and the denominator.

Item 1. Security and Issuer.

This statement on Schedule 13D (this "Statement") relates to the common stock, par value $0.02 per share (the “Common Stock”), of National Holdings Corporation, a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 120 Broadway, 27th Floor, New York, NY 10271.

Item 2. Identity and Background.

(a)-(c)
This statement is filed by Christopher C. Dewey (the "Reporting Person"), with a business address at 120 Broadway, 27th Floor, New York, NY 10271 and who is Vice Chairman of the Issuer’s board of directors (the "Reporting Person").

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, the Reporting Person has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Person acquired a warrant to purchase 225,000 shares of Common Stock in consideration for entering into an amendment to a forbearance agreement.  The Reporting Person first acquired shares of Common Stock and a warrant in a private placement in 2002 and has since acquired an aggregate of 373,174 shares of Common Stock using personal funds.  Since becoming a director of the Company, the Reporting Person has been granted stock options to purchase 220,000 shares of Common Stock, all of which shares are either currently vested or will vest within 60 days of this report.  The Reporting Person was issued warrants to purchase an additional 100,000 shares at an exercise price of $0.75 per share in September 2009 in consideration for entering into an amendment to his forbearance agreement.

Item 4. Purpose of Transaction.

On June 4, 2010, the Reporting Person agreed to enter into Amendment No. 4 to a forbearance agreement, whereby the Reporting Person agreed to forbear the exercise of his rights under that certain 7% promissory note, dated February 22, 2007, until March 31, 2011 in consideration for the issuance of a five year warrant to purchase 225,000 shares of Common Stock, at an exercise price of $0.50 per share.

The securities of the Issuer acquired and held by the Reporting Person were acquired for investment purposes and were not acquired for the purpose of or with the effect of changing or influencing the control of the Issuer. The Reporting Person may, from time to time and at any time, acquire additional shares of beneficial interest of the Issuer in open market purchases or through negotiated private purchases. The Reporting Persons does not presently have any plans or proposals which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)
As of June 4, 2010, there were 17,276,704 shares of Common Stock issued and outstanding. The Reporting Person is the beneficial owner of 1,043,174 shares of Common Stock, which represents 5.82% of the outstanding shares of Common Stock. Such amount includes 220,000 shares issuable upon exercise of fully-vested stock options or those which will vest within 60 days of this report, 450,000 shares issuable upon exercise of fully-vested stock purchase warrants and 373,174 shares of Common Stock.  The Reporting Person disclaims beneficial ownership in an aggregate 25,000 shares of Common Stock held by his daughters.

(b)	The Reporting Person exercises sole voting and dispositive power with respect to the 1,043,174 shares of Common Stock beneficially owned by the Reporting Person.

(c)
Except as set forth in this Statement, there have been no sales or purchases with respect to the Issuer's Shares effected during the past sixty days by any of the Reporting Persons listed in (a) above.

(d)	No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, his shares of Common Stock.

(e)	Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to the merger of the Issuer's wholly-owned subsidiary, vFin Acquisition Corporation, a Delaware corporation, with and into vFinance, Inc. (the “Merger”) on July 1, 2008, Mark Goldwasser, Chairman of the board of directors and Chief Executive Officer of the Issuer, Leonard J. Sokolow, Vice Chairman of the board of directors of the Issuer and President of the Issuer and former Chief Executive Officer and Chairman of the board of directors of vFinance, Inc., and the Reporting Person, Vice Chairman of the board of directors of the Issuer, entered into a voting agreement (the “Voting Agreement”) to vote their shares of the Issuer for the election of each other and up to three designees of Mr. Goldwasser and up to three designees of Mr. Sokolow until the earlier to occur of: (i) the Issuer’s merger, consolidation or reorganization whereby the holders of the Issuer’s voting stock immediately prior to such transaction own less than 50% of the voting power of the Issuer immediately after such transaction, (ii) by mutual consent of the parties thereto, (iii) the date that Messrs. Goldwasser and Sokolow and the Reporting Person own in the aggregate less than one percent of the outstanding voting securities of the Issuer, or (iv) upon the fifth anniversary of the Voting Agreement.

Upon listing of the Issuer’s Common Stock on AMEX, the NASDAQ Capital Market or the NASDAQ Global Market, Mr. Goldwasser and Mr. Sokolow shall have the right to nominate persons for election to the board of directors, but the board of directors or nominating committee shall not be obligated to accept such nominees. In addition, provided that Mr. Goldwasser and the Mr. Sokolow own sufficient voting power to satisfy the voting rights requirements of the securities exchange on which the Issuer’s securities are listed, they may mutually agree to designate one person to serve on the Issuer’s board of directors as long as such person is reasonably satisfactory to Issuer’s board of directors or nominating committee. Further, Messrs. Goldwasser’s and Sokolow’s and the Reporting Person’s obligation to vote their shares shall be limited to the designees of Mr. Goldwasser and Mr. Sokolow. If all of their respective nominees are not accepted by the board of directors or nominating committee, then Mr. Goldwasser or Mr. Sokolow will no longer be obligated to vote for the others’ nominees.

Item 7. Material to be filed as Exhibits.

A.	Voting Agreement dated July 1, 2008, by and among the Issuer, Mark Goldwasser, Leonard J. Sokolow and the Reporting Person.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 14, 2010	/s/ CHRISTOPHER C. DEWEY
Christopher C. Dewey

NATIONAL HOLDINGS CORPORAION

VOTING AGREEMENT

THIS VOTING AGREEMENT (the “Agreement”) is made and entered into as of this 1st day of July, 2008 by and among National Holdings Corporation, a Delaware corporation (the "Company"), and the persons listed on Schedule I hereto (individually, a "Director" and collectively the "Directors").

RECITALS:

A.       The Directors are the beneficial owners of an aggregate of 2,111,821 shares of the common stock of the Company, par value $.02 per share, including shares underlying the Company’s Series A Preferred Stock (the "Common Stock").

B.       The Company has entered into that certain Agreement and Plan of Merger dated as of November 7, 2007 (as the same may be amended, supplemented or otherwise modified in accordance with its terms, the “Merger Agreement”) by and among the Company, vFinance, Inc. (“vFinance”) and VFIN Acquisition Corporation, a wholly-owned subsidiary of the Company (“Merger Sub”) whereby the Merger Sub shall merge with and into vFinance (the "Merger").

C.       Pursuant to Section 8.1(i) of the Merger Agreement, it is a condition to the completion of the Merger that the Directors enter into this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

AGREEMENT
1.	Voting .

1.1        Director Shares . Each of the Directors agrees to hold all shares of Common Stock of the Company registered in their respective names or beneficially owned by them as of the date hereof and any and all other securities of the Company beneficially owned by each of the Directors after the date hereof (hereinafter collectively referred to as the "Director Shares") subject to, and to vote the Director Shares in accordance with, the provisions of this Agreement.

1.2        Nomination of Directors .

(a)       Each of the Directors shall vote and shall take all other necessary or desirable actions within his control, (including, without limitation, execution of written consents or resolutions in lieu of meetings), from time to time and at all times in whatever manner shall be necessary, to ensure that each of the following persons is nominated to serve as a director of the Company: Mark Goldwasser ("Goldwasser"), Leonard Sokolow ("Sokolow"), Christopher C. Dewey (“Dewey”), Charles Modica (“Modica”), Jorge Ortega (“Ortega”), and up to three directors nominated by Goldwasser, who shall be reasonably satisfactory to vFinance (the "Goldwasser Nominated Director") and up to one additional director nominated by Sokolow, who shall be reasonably satisfactory to the Company (together with Modica and Ortega, the “Sokolow Nominated Directors”). In the event that: (i) Goldwasser beneficially owns less than 150,000 shares of the Common Stock, then the other Directors will not be obligated to nominate Goldwasser to serve as a member of the Company's board of directors and the Goldwasser Nominated Directors to serve as members of the Company's board of directors, and, as long as Goldwasser owns more than 150,000   shares of the Common Stock, Goldwasser shall have the right to designate a person (the "Replacement Director") to replace any Goldwasser Nominated Director and, assuming the Replacement Director is reasonably satisfactory to the other Directors, all of the other Directors shall vote to nominate the Replacement Director to the Company's board of directors; (ii) Dewey beneficially owns less than 150,000 shares of the Common Stock, then the other Directors will not be obligated to nominate such person; and (iii) Sokolow beneficially owns less than 150,000 shares of the Common Stock, then the other Directors will not be obligated to nominate such person, or the Sokolow Nominated Directors to serve as members of the Company's board of directors, and, as long as Sokolow owns more than 150,000   shares of the Common Stock, Sokolow shall have the right to designate a Replacement Director to replace a Sokolow Nominated Director and, assuming the Replacement Director is reasonably satisfactory to the other Directors, all of the other Directors shall vote to nominate the Replacement Director to the Company's board of directors.

(b)       In the event that the Company’s outstanding Common Stock is listed for trading on AMEX or NASDAQ, the provisions of Section 1.2(a) shall be limited to provide that:

(i)       Goldwasser and Sokolow shall have the right to nominate persons to the Company’s board of directors or nominating committee, if any, but the board or nominating committee, if any, shall not be obligated to accept such nominees; and

(ii)       In addition to the rights set forth in Section 1.2(b)(i), provided that Messrs. Goldwasser and Sokolow own sufficient voting shares of capital stock of the Company to satisfy the voting rights requirements of the securities exchange on which the Company’s securities are listed, they may mutually agree to designate one person who shall serve on the Company’s board of directors as long as such person is reasonably satisfactory to the Company’s board of directors or nominating committee, if any.

(c)       In the event of changes in all of the outstanding Common Stock by reason of stock dividends, stock splits, recapitalizations, mergers, consolidations, combinations, or exchanges of shares or other similar transactions, the number of shares set forth in Section 1.2(a) hereof, shall automatically be proportionately adjusted.

1.3        Election of Directors .

(a)       Each of the Directors shall vote all of his Director Shares and take all other necessary or desirable actions within his control (including, without limitation, execution of written consents or resolutions in lieu of meetings), from time to time and at all times in whatever manner shall be necessary, to ensure that all of the persons nominated to be members of the Company's board of directors pursuant to Section 1.2 hereof are elected as directors of the Company; provided , however , that in the event that the Company’s outstanding Common Stock is listed for trading on AMEX or NASDAQ, a Director’s obligation to vote his Director Shares shall be limited to the election of the Goldwasser Nominated Directors and the Sokolow Nominated Directors and any Replacement Director of either group. If all of the Sokolow Nominated Directors are not accepted by the Company’s board of directors or nominating committee, if any, Sokolow shall not be obligated to vote for the Goldwasser Nominated Directors. Similarly, if the Goldwasser Nominated Directors are not accepted by the Company’s board of directors or nominating committee, if any, Goldwasser and Dewey shall not be obligated to vote for the Sokolow Nominated Directors.

(b)       The Directors will be present, in person or by proxy, at all meetings of the stockholders of the Company at which directors are elected so that all Director Shares may be counted for the purpose of determining the presence of a quorum at meetings and voted as required herein.

1.4        Legend .

(a)       Concurrently with the execution of this Agreement, there shall be imprinted or otherwise placed, on certificates representing the Director Shares owned or hereinafter acquired the following restrictive legend (the "Legend"):

“THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO THE TERMS AND CONDITIONS OF A VOTING AGREEMENT WHICH PLACES CERTAIN RESTRICTIONS ON THE VOTING OF THE SHARES REPRESENTED HEREBY. ANY PERSON ACCEPTING ANY INTEREST IN SUCH SHARES SHALL BE DEEMED TO AGREE TO AND SHALL BECOME BOUND BY ALL THE PROVISIONS OF SUCH VOTING AGREEMENT. A COPY OF SUCH VOTING AGREEMENT WILL BE FURNISHED TO THE RECORD HOLDER OF THIS CERTIFICATE WITHOUT CHARGE UPON WRITTEN REQUEST TO THE COMPANY AT ITS PRINCIPAL PLACE OF BUSINESS.”

(b)       Except as provided in Section 1.4 (c) hereof, the Company agrees that, during the term of this Agreement, it will not remove, and will not permit to be removed (upon registration of transfer, reissuance of otherwise), the Legend from any such certificate and will place or cause to be placed the Legend on any new certificate issued to represent Director Shares theretofore represented by a certificate carrying the Legend.

(c)       The Company shall instruct the transfer agent to remove the Legend in the case of a bona fide sale or transfer which does not represent a Negotiated Sale, as such term is defined in Section 1.5 hereof.

1.5        Successors . The provisions of this Agreement shall be binding upon the successors in interest to any of the Director Shares in a private sale or transfer or in a privately negotiated public block sale or transfer (collectively, a “Negotiated Sale”). In the case of a Negotiated Sale, the Company shall not permit the transfer of any of the Director Shares on its books or issue a new certificate representing any of the Director Shares unless and until the person to whom such security is to be transferred shall have executed a written agreement, substantially in the form of this Agreement, pursuant to which such person becomes a party to this Agreement and agrees to be bound by all the provisions hereof as if such person were a Director.

1.6        Other Rights . Except as provided by this Agreement or any other agreement entered into in connection with the Merger Agreement, each Director shall exercise the full rights of a holder of capital stock of the Company with respect to the Director Shares.

2.	Termination .

2.1       This Agreement shall continue in full force and effect from the date hereof through the earliest of the following dates, on which date it shall terminate in its entirety:

(a)       the date of the closing of the Company’s merger into or consolidation with any other corporation or other entity, or any other corporate reorganization, in which the holders of the Company’s outstanding voting stock immediately prior to such transaction own, immediately after such transaction, securities representing less than fifty percent (50%) of the voting power of the corporation or other entity surviving such transaction, provided that this Section 2.1(a) shall not apply to a merger effected exclusively for the purpose of changing the domicile of the Company;

(b)       the date as of which all the parties hereto terminate this Agreement by written consent;

(c)       the date that all of the Directors beneficially own less than one percent (1%) of the Common Stock; or

(d)       upon the fifth anniversary of this Agreement.

2.2       In the event that (i) Goldwasser shall cease to be employed with the Company, then Sokolow’s obligation to vote for Goldwasser and the Goldwasser Nominated Director shall terminate but Goldwasser’s obligation to vote for Sokolow and the Sokolow Nominated Directors shall not be terminated and (ii) Sokolow shall cease to be employed with the Company then Goldwasser’s obligation to vote for Sokolow and the Sokolow Nominated Directors shall terminate but Sokolow’s obligation to vote for Goldwasser and the Goldwasser Nominated Directors shall not be terminated; provided further however, that nothing contained in this Section 2.2 shall prohibit Goldwasser or Sokolow from voting for the other or their nominated directors regardless of the employment status of Goldwasser or Sokolow, as the case may be.

3.	Miscellaneous .

3.1        Director Ownership . Each Director represents and warrants to each other that (a) such Director now owns the Director Shares set forth opposite his name on Schedule I, free and clear of liens or encumbrances, and has not, prior to or on the date of this Agreement, executed or delivered any proxy or entered into any other voting agreement or similar arrangement other than one which has expired or terminated prior to the date hereof, and (b) such Director has full power and capacity to execute, deliver and perform this Agreement, which has been duly executed and delivered by, and evidences the valid and binding obligation of, such Director enforceable in accordance with its terms.

3.2        Director Further Action . If and whenever the Director Shares are sold, the Directors or the personal representative of the Directors shall do all things and execute and deliver all documents and make all transfers, and cause any transferee of the Director Shares to do all things and execute and deliver all documents, as may be necessary to consummate such sale consistent with this Agreement.

3.3        Specific Performance . The parties hereto hereby declare that it is impossible to measure in money the damages which will accrue to a party hereto or to their heirs, personal representatives, or assigns by reason of a failure to perform any of the obligations under this Agreement and agree that the terms of this Agreement shall be specifically enforceable. If any party hereto or his heirs, personal representatives, or assigns institutes any action or proceeding to specifically enforce the provisions hereof, any person against whom such action or proceeding is brought hereby waives the claim or defense therein that such party or such personal representative has an adequate remedy at law, and such person shall not offer in any such action or proceeding the claim or defense that such remedy at law exists.

3.4        Governing Law . This Agreement, and the rights of the parties hereto, shall be governed by and construed in accordance with the laws of the State of Delaware as such laws apply to agreements to be performed entirely within the State of Delaware.

3.5        Amendment or Waiver . This Agreement may be amended (or provisions of this Agreement waived) only by an instrument in writing signed by all of the parties hereto. Any amendment or waiver so effected shall be binding upon the Company, each of the parties hereto and any assignee of any such party.

3.6        Severability . In the event one or more of the provisions of this Agreement should, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement, and this Agreement shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein.

3.7        Successors . This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective heirs, successors, assigns, administrators, executors and other legal representatives.

3.8        Additional Shares . In the event that subsequent to the date of this Agreement any shares or other securities are issued on, or in exchange for, any of the Director Shares by reason of any stock dividend, stock split, combination of shares, reclassification or the like, such shares or securities shall be deemed to be Director Shares for purposes of this Agreement.

3.9        Counterparts . This Agreement may be executed in one or more counterparts, each of which will be deemed an original but all of which together shall constitute one and the same agreement.

3.10        Waiver . No waivers of any breach of this Agreement extended by any party hereto to any other party shall be construed as a waiver of any rights or remedies of any other party hereto or with respect to any subsequent breach.

3.11        Notices . All notices required or permitted hereunder shall be in writing and shall be deemed effectively given: (i) upon personal delivery to the party to be notified, (ii) when sent by confirmed telex or facsimile if sent during normal business hours of the recipient; if not, then on the next business day, (iii) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All communications shall be sent to the party to be notified at the address as set forth on the signature page hereof or at such other address as such party may designate by ten (10) days advance written notice to the other parties hereto.

3.12        Entire Agreement . This Agreement and the Schedule attached hereto constitute the full and entire understanding and agreement between the parties with regard to the subjects hereof and thereof and no party shall be liable or bound to any other in any manner by any representations, warranties, covenants and agreements except as specifically set forth herein and therein.

3.13        Consent To the Exclusive Jurisdiction Of the Courts Of New York; Waiver of Jury Trial; Arbitration .

(a)       SUBJECT TO THE ARBITRATION PROVISONS OF SUBSECTION (e) BELOW, EACH OF THE PARTIES HERETO HEREBY CONSENTS TO THE EXCLUSIVE JURISDICTION OF THE FEDERAL, STATE AND LOCAL COURTS LOCATED IN THE STATE OF NEW YORK, AS WELL AS TO THE JURISDICTION OF ALL COURTS TO WHICH AN APPEAL MAY BE TAKEN FROM SUCH COURTS, FOR THE PURPOSE OF ANY SUIT, ACTION OR OTHER PROCEEDING ARISING OUT OF, OR IN CONNECTION WITH, THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY, INCLUDING, WITHOUT LIMITATION, ANY PROCEEDING RELATING TO ANCILLARY MEASURES IN AID OF ARBITRATION, PROVISIONAL REMEDIES AND INTERIM RELIEF, OR ANY PROCEEDING TO ENFORCE ANY ARBITRAL DECISION OR AWARD.

(b)       EACH PARTY HEREBY EXPRESSLY WAIVES ANY AND ALL RIGHTS TO BRING ANY SUIT, ACTION OR OTHER PROCEEDING IN OR BEFORE ANY COURT OR TRIBUNAL OTHER THAN THE FEDERAL, STATE AND LOCAL COURTS LOCATED IN THE STATE OF NEW YORK AND COVENANTS THAT IT SHALL NOT SEEK IN ANY MANNER TO RESOLVE ANY DISPUTE OTHER THAN AS SET FORTH IN THIS ARTICLE XIV OR TO CHALLENGE OR SET ASIDE ANY DECISION, AWARD OR JUDGMENT OBTAINED IN ACCORDANCE WITH THE PROVISIONS HEREOF.

(c)       EACH OF THE PARTIES HERETO HEREBY EXPRESSLY WAIVES ANY AND ALL OBJECTIONS IT MAY HAVE TO VENUE, INCLUDING, WITHOUT LIMITATION, THE INCONVENIENCE OF SUCH FORUM, IN ANY OF SUCH COURTS. IN ADDITION, EACH OF THE PARTIES CONSENTS TO THE SERVICE OF PROCESS BY PERSONAL SERVICE OR ANY MANNER IN WHICH NOTICES MAY BE DELIVERED HEREUNDER IN ACCORDANCE WITH SECTION 12(k).

(d)       EACH OF THE PARTIES HERETO HEREBY VOLUNTARILY AND IRREVOCABLY WAIVES TRIAL BY JURY IN ANY ACTION OR OTHER PROCEEDING BROUGHT IN CONNECTION WITH THIS AGREEMENT, ANY OF THE OTHER TRANSACTION DOCUMENTS OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.

(e)       Any controversy, dispute or claim arising out of or in connection with or relating to this Agreement, or the breach, termination or validity hereof or any transaction contemplated hereby (any such controversy, dispute or claim being referred to as a “Dispute”) shall be finally settled by arbitration conducted expeditiously in accordance with the Commercial Arbitration Rules then in force (the “AAA Rules”) of the American Arbitration Association (the “AAA”). There shall be a panel of three arbitrators who shall be appointed pursuant to AAA procedure, in each case, within fifteen (15) business days of receipt of the demand for arbitration by the respondent(s) in any such proceeding. Each of the arbitrators shall be an attorney with no less than fifteen (15) years’ experience in the practice of business law (preferably with experience in the acquisition and financing of businesses such as those engaged in by the Company and the Subsidiaries at the time such dispute arises) who shall not have performed any legal services for any of the parties or person controlled by any of the parties for a period of 5 years prior to the date the demand for arbitration is received by the respondent(s). The situs for an arbitration pursuant to this Section shall be New York, New York. A final award shall be rendered as soon as reasonably possible and, in any event, within ninety (90) days of the appointment of the panel of arbitrators; provided, however, that if the arbitrators determine by majority vote that fairness so requires, such ninety (90) day period may be extended by no more than sixty (60) additional days. The parties agree that the arbitrators shall have the right and power to shorten the length of any notice periods or other time periods provided in the AAA Rules and to implement Expedited Procedures under the AAA Rules in order to ensure that the arbitration process is completed within the time frames provided herein. The arbitration decision or award shall be reasoned and in writing. Judgment on the decision or award rendered by the arbitrators may be entered and specifically enforced in any court having jurisdiction thereof. Notwithstanding the provisions of Section 12(d), any arbitration held pursuant to the provisions of this Section shall be governed by the Federal Arbitration Act. All arbitrations commenced pursuant to this Agreement while any other arbitration hereunder shall be in progress shall be consolidated and heard by the initially constituted panel of arbitrators .

3.14        Counterparts . This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when two or more of the counterparts have been signed by each of the parties and delivered to the other parties, it being understood that each party need not sign the same counterpart.

3.15        Interpretation . The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Voting Agreement as of the date first above written.

COMPANY:
National Holdings Corporation

By: /s/ Mark Goldwasser
Mark Goldwasser, Chairman and CEO

DIRECTORS:

/s/ Mark Goldwasser
Mark Goldwasser

/s/ Leonard Sokolow
Leonard Sokolow

/s/ Christopher Dewey
Christopher Dewey

SCHEDULE I
LIST OF STOCKHOLDERS

Name	No. of Shares
1. Mark Goldwasser	932,473
2. Leonard Sokolow	823,621
3. Christopher C. Dewey	355,674